Exhibit 99.2




RMR Managed REITs Acquire Approximately Half of RMR Management Company

Transaction Summary

June 8, 2015







Warning regarding forward looking statements.

THIS PRESENTATION INCLUDES FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER SENIOR HOUSING PROPERTIES TRUST, HOSPITALITY PROPERTIES TRUST, SELECT INCOME REIT AND/OR GOVERNMENT PROPERTIES INCOME TRUST (INDIVIDUALLY, A "REIT", AND COLLECTIVELY, THE "REITS") USE WORDS SUCH AS BELIEVE, EXPECT, INTEND, ANTICIPATE OR SIMILAR EXPRESSIONS, THEY ARE MAKING FORWARD LOOKING STATEMENTS. THE FORWARD LOOKING STATEMENTS IN THIS PRESENTATION ARE BASED UPON THE REITS' CURRENT BELIEFS AND EXPECTATIONS, BUT THESE FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND THEY MAY NOT OCCUR FOR VARIOUS REASONS, INCLUDING SOME REASONS WHICH ARE BEYOND THE REITS' CONTROL. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS IN THIS PRESENTATION. EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW, THE REITS DO NOT INTEND TO UPDATE ANY FORWARD LOOKING STATEMENTS IN THIS PRESENTATION AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THIS PRESENTATION REFERS TO A DISTRIBUTION OF REIT MANAGEMENT & RESEARCH INC ("RMR INC") SHARES THAT THE REITS HAVE AGREED TO MAKE TO THEIR SHAREHOLDERS. THIS DISTRIBUTION WILL BE MADE ONLY AFTER A REGISTRATION STATEMENT, INCLUDING A PROSPECTUS, IS PREPARED BY RMR INC AND DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). THIS PRESENTATION IS NOT AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OF RMR INC OR THE REITS.








Transaction summary.

- Senior Housing Properties Trust (NYSE: SNH), Hospitality Properties Trust (NYSE: HPT), Select Income REIT (NYSE: SIR) and Government Properties Income Trust (NYSE: GOV), each a real estate investment trust (REIT), have acquired combined economic ownership of approximately half of Reit Management & Research LLC (RMR), the manager of these REITs.

- Simultaneously with the REITs' purchase of ownership in RMR, the RMR management agreements were amended and extended for 20 year terms with each of the REITs.

- The REITs' ownership of RMR is held indirectly through a new holding company of RMR, RMR INC.

- Pursuant to the agreements entered for this transaction, each REIT has agreed to distribute approximately half of the RMR INC shares it acquired to its shareholders as a special dividend.

- RMR INC has agreed to facilitate the distribution of RMR INC shares to the REITs' shareholders by filing a registration statement with the SEC and seeking a listing of the RMR INC shares on a national stock exchange when the registration statement is declared effective by the SEC.

- The REITs currently expect to distribute the RMR INC shares to their shareholders before year end 2015.







Transaction process summary.

- RMR approached the Boards of the REITs in early April 2015 with a proposal to sell approximately half of the economic interest in RMR to the REITs at a fixed formula price (which RMR believes to be a discount to fair value) in return for amending and extending the RMR management agreements for 20 year terms.

- The REITs' Boards formed a Joint Special Committee made up of all the Independent Trustees of each REIT and hired advisors to evaluate the RMR proposal.

- Each REIT also formed a Special Committee made up of the Independent Trustees of that REIT, and each REIT Special Committee hired a separate advisor to assist in evaluating the RMR proposal from the perspective of that REIT.

- On June 5, 2015, the Joint Special Committee unanimously recommended proceeding with the transaction to each REIT and the Special Committee of each REIT's Board unanimously approved proceeding with the transaction.

- Morgan Stanley & Co. LLC acted as financial advisor to the Joint Special Committee and Centerview Partners LLC, Houlihan Lokey Capital, Inc., FBR Capital Markets & Co. and Reynolds Advisory Partners, LLC acted as financial advisor to the Special Committee of SNH, HPT, SIR and GOV, respectively.







The REITs' ownership in RMR INC.

- The REITs have acquired a combined 48.4% economic ownership of RMR for $172.8 million, which implies a $357 million valuation of RMR.

  ➢ The REITs' purchase price for RMR INC shares was based on approximately half the pre-existing management agreements' termination fees with each REIT.

  ➢ The purchase price did not include any value associated with non-REIT management revenues of RMR and did not include any value for potential increases in RMR's fees or earnings.

- The implied valuation of RMR represents only 1.8x the total management fee revenues of RMR for the 12 months ended March 31, 2015.

- The purchase prices paid by the REITs for their respective ownership in RMR INC was paid to the historical owners of RMR by delivery of approximately $126.4 million of restricted common shares of the REITs, valued using the volume weighted average trading prices during the 20 business days prior to the transactions, and $46.4 million in cash.

  ➢ The historical owners of RMR now own at least 1% of the outstanding shares of each REIT and have entered 10 year lock up agreements with respect to the REIT common shares issued as part of these transactions.







The REITs' ownership in RMR INC.

Purchase Prices Paid by the REITs for Ownership in RMR INC				
($ in millions)	Number of Restricted REIT Common Shares	Value of Restricted REIT Common Shares	Cash	Total
SNH	2,345,000	$ 46.8	$ 14.0	$ 60.8
HPT	1,490,000	$ 45.2	$ 12.6	$ 57.8
SIR	880,000	$ 20.6	$ 15.9	$ 36.5
GOV	700,000	$ 13.8	$ 3.9	$ 17.7
Total		$ 126.4	$ 46.4	$ 172.8

Shareholder	Economic Ownership in RMR
SNH	17.0%
HPT	16.2%
SIR	10.2%
GOV	5.0%
Subtotal REITs	48.4%
Historical Owners of RMR	51.6%
Total	100.0%

- This transaction was accomplished by means of a so called "UP-C" transaction pursuant to which the historical owners of RMR have retained 10:1 voting rights in RMR INC so long as they do not sell their RMR INC shares to unrelated third parties.







Amended terms of RMR management agreements.

- The terms of the management agreements have been extended to 20 years, with annual extensions.

- The calculation of base and incentive fees pursuant to the management agreements remains unchanged, but all fees are now payable in cash, instead of payable in both cash and common shares of the REITs.

- No termination fees are due from a REIT to RMR if the REIT's management agreements are terminated for "cause" or after a "change in control" of RMR.

- The management agreements may be terminated at any time by a REIT with payment of all future fees due under the agreements to RMR calculated by applying a present value discount rate to the future fees using the annual yield on corresponding term U.S. Treasury notes plus 3.0%.

- Each REIT has the right to terminate its management agreements if the REIT's total shareholder return significantly underperforms a relevant REIT index for three consecutive years, with measurement periods beginning in 2016, upon payment of a fee that assumes a 10 year remaining term.







About RMR.

- Approximately $22 billion of real estate assets under management as of March 31, 2015.

- Approximately $200 million of total management fee revenues for the 12 months ended March 31, 2015.

- No debt outstanding and positive working capital.

- Manages over 1,000 properties located in 48 states, Washington, DC, Puerto Rico and Canada as of March 31, 2015.

- Approximately 400 employees in 25 offices located throughout the United States.

- Also provides management services to other publicly traded companies and private businesses, including: TravelCenters of America LLC (NYSE: TA); Five Star Quality Care, Inc. (NYSE: FVE); and Sonesta International Hotels Corporation; and a subsidiary of RMR is a 1940 Act registered investment advisor that manages a mutual fund which invests in securities of unaffiliated real estate companies, the RMR Real Estate Income Fund (NYSE MKT: RIF).







Transaction rationale and expected benefits.

- Further alignment of interests among RMR management, the REITs and the REITs' shareholders because the REITs and their shareholders own RMR INC shares.

- Further alignment of interests among RMR management, the REITs and the REITs' shareholders because the historical owners of RMR have become owners of a significant number of restricted shares of each REIT and those shares are subject to 10 year lock up agreements.

- Providing greater transparency for the REITs' shareholders into RMR management, including RMR's compensation practices as well as financial and operating results.

- The REITs will continue to benefit from low general and administrative costs which RMR management provides to each REIT.

- As owners of RMR INC, the REITs and the REITs' shareholders will benefit from the management fees and earnings which RMR may realize from existing and possible future management agreements with third parties as well as from the extended REIT agreements.







RMR Managed REITs
Acquire Approximately Half of
RMR Management Company

Transaction Summary

June 8, 2015


